April 8, 2024	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RealtyMogul Income REIT, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed December 20, 2023
File No. 024-11877

To Whom it May Concern:

This letter is being submitted on behalf of RealtyMogul Income REIT, LLC (File No. 024-11877) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 16, 2024 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A (the “Initial Filing”) filed with the Commission on December 20, 2023 in connection with its offering of common shares pursuant to Regulation A (the “Offering”). The Company is concurrently filing Post-Qualification Amendment No. 3 to its Offering Statement on Form 1-A (the “Amended Filing”), which includes changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Management Compensation, page 78

Comment No. 1: For each of the fees listed in this section, please disclose the amount paid to your Manager and/or its affiliates for the year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Management Compensation” section in the Amended Filing to provide the above-requested information.

Morris, Manning & Martin, LLP

Securities and Exchange Commission

April 8, 2024

Principal Shareholders, page 81

Comment No. 2: Please provide the disclosure required by Item 403 of Regulation S-K, including the beneficial owners of more than five percent of your shares. In your most recent Form 1-SA, you reflect that 11,514,547 shares are outstanding.

Response: The Company respectfully submits that the Initial Filing provides the disclosure required by Item 403 of Regulation S-K regarding shares beneficially owned as it provides such beneficial ownership information with respect to (i) each person or group that holds more than 5% of the Company’s common shares, (ii) each of the executive officers of the Company’s Manager and each of the members of the Company’s board of managers and (iii) the executive officers of the Company’s Manager and the members of the Company’s board of managers as a group. The Company has revised the disclosure in the “Principal Shareholders” section in the Amended Filing to clarify that as of March 18, 2024, no person or group held more than 5% of the Company’s outstanding common shares.

Funds from Operations and Adjusted Funds from Operations, page 103

Comment No. 3: Please tell us what consideration you gave to providing your FFO and AFFO calculations for all financial statement periods presented, including the corresponding interim period of the preceding fiscal year.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Description of Our Common Shares – Funds from Operations and Adjusted Funds from Operations” section in the Amended Filing to include unaudited FFO and AFFO calculations for the six months ended June 30, 2022. The Company respectfully submits that the Initial Filing included unaudited FFO and AFFO calculations for the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021. With the addition of the unaudited FFO and AFFO calculations for the six months ended June 30, 2022, the Amended Filing includes unaudited FFO and AFFO calculations for all financial statement periods presented, including the corresponding interim period of the preceding fiscal year.

Description of Our Common Shares

Valuation Policies, page 114

Comment No. 4: We note your disclosure surrounding your determination of NAV per share, including disclosure included in your supplement to the offering circular filed November 14, 2023 announcing your NAV per share of $10.30 as of September 30, 2023. Please explain to us how your NAV disclosure is consistent with your proposed disclosure included in your template for future NAV disclosure, attached as Exhibit A to your response letter dated June 6, 2016.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Filing to include a new subsection titled “Components of NAV” under the section “Description of Our Common Shares,” which subsection includes disclosure consistent with the Company’s proposed disclosure in its template for future NAV disclosure, attached as Exhibit A to the Company’s response letter dated June 6, 2016. The Company respectfully notes that since the filing of the Initial Filing, the Company’s Manager has approved an updated estimated NAV per share of $10.05. Accordingly, the disclosures in the

Morris, Manning & Martin, LLP

Securities and Exchange Commission

April 8, 2024

“Description of Our Common Shares – Components of NAV” section in the Amended Filing have been revised to reflect the components of the most recently approved estimated NAV per share.

Plan of Distribution, page 144

Comment No. 5: With respect to the automatic investment program, please disclose whether investors receive a notice prior to each scheduled investment and whether investors are required to affirmatively consent to each such investment.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Plan of Distribution” section of the Amended Filing to clarify that, while investors must affirmatively elect to participate in the automatic investment program, once they have made such election, they are not provided notice prior to each scheduled investment made pursuant to the automatic investment program and are not required to affirmatively consent to each such investment. As provided in the Initial Filing, investors may terminate their participation in the automatic investment program at any time by providing notice of such termination to the Company at www.realtymogul.com.

Exhibits

Comment No. 6: Please file a legal opinion covering the shares being offered by the offering circular.

Response: In response to the Staff’s comment, the Company has filed with the Amended Filing a legal opinion covering the shares being offered by the offering circular. The Company has revised the “Part III – Exhibits” section of the Amended Filing to reflect that the legal opinion has been filed with the Amended Filing.

General

Comment No. 7: Please disclose in Part I, Item 4, the shares you sold pursuant to the offering statement within the 12 months before the qualification of this offering statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Part I, Item 4 in the Amended Filing to provide the above-requested information.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost

cc: Jilliene Helman